FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February 2002

JUPITERS LIMITED
ACN 010 741 045

9th Floor, Niecon Tower
17 Victoria Avenue
Broadbeach Queensland 4218
Australia

(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F of Form 40-F.

Form 20-F ✓ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

JUPITERS LIMITED
(Registrant)

Date: 21 February 2002

By: per Mark Cayce

Name: Laurence M. Carsley
Title: Chief Financial Officer

Jupiters
LIMITED

JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315

NOT FOR RELEASE IN THE UNITED STATES

SALE OF SHARES BY BI GAMING

Jupiters Limited today announced that it has been advised by BI Gaming that the bookbuild offering of its remaining shareholding in Jupiters has been successfully completed.

A total of 24.0117 million existing fully paid ordinary shares in Jupiters have been allocated to Australian and offshore institutions at a price of $4.80 per share.

Settlement of the sale of shares remains subject to satisfaction of a number of conditions relating to the new regulatory regime, the selective share buy-back and the issue of Jupiters RPS, as announced by Jupiters yesterday.

The offering was underwritten by Salomon Smith Barney and UBS Warburg.

For further information, please contact:
Laurie Carsley
Chief Financial Officer
Ph: (07) 5584 8900

21 February 2002

This announcement has been prepared for use in Australia and may not be released in the United States. This announcement does not constitute an offer of securities for sale in Australia, the United States or any other jurisdiction. Any securities described in this announcement may not be offered or sold in the United States absent registration under the US Securities Act of 1933 or an exemption from registration.